UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 13)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                   Common Stock
                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)


                                      640376109
                                      640376208
                                --------------------
                                   (CUSIP Number)



                                    Sam Z. Moore
                   501 Nelson Place, Nashville, TN  37214-1000
                                   (615) 889-9000
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                   June 12, 2006
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                13D                             Page 2 of 8
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
	SOURCE OF FUNDS
4	Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    - 0 - shares of Common Stock
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY        8    - 0 - shares of Common Stock
         OWNED BY        -----------------------------------------------------
           EACH                 SOLE DISPOSITIVE POWER
        REPORTING          9    - 0 - shares of Common Stock
          PERSON         -----------------------------------------------------
           WITH                 SHARED DISPOSITIVE POWER
                           10   - 0 - shares of Common Stock
 ------------------------------------------------------------------------------

CUSIP NO. 640376109                13D                             Page 3 of 8
==============================================================================


      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    - 0 -
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    0% of Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------

CUSIP NO. 640376208                13D                             Page 4 of 8
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    - 0 - shares of Class B Common Stock
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY        8    - 0 - shares of Class B Common Stock
         OWNED BY        -----------------------------------------------------
           EACH                 SOLE DISPOSITIVE POWER
        REPORTING          9    - 0 - shares of Class B Common Stock
          PERSON         -----------------------------------------------------
           WITH                 SHARED DISPOSITIVE POWER
                           10   - 0 - shares of Class B Common Stock
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    - 0 -
------------------------------------------------------------------------------

PAGE>

CUSIP NO. 640376208                13D                            Page 5 of 8
==============================================================================
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    0% Class B Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------

Date:  6/23/2006                     13D                          Page 6 of 8
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) Chairman of the Board of Directors, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D is filed to reflect Sam Z. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

     On June 12, 2006, Thomas Nelson, Inc. (NYSE: TNM) completed its transaction with InterMedia Partners, L.P., pursuant to the terms of the Agreement and Plan of Merger by and among Thomas Nelson, Faith Media Holdings, LLC ("Faith Media"), and Faith Media's wholly-owned subsidiary, FM Mergerco, Inc. ("Mergerco"), in which Mergerco was merged with and into Thomas Nelson, with Thomas Nelson surviving as a privately-held, wholly-owned subsidiary of Faith Media. Accordingly, Thomas Nelson's shares of capital stock ceased trading and has been de-listed from the New York Stock Exchange. Faith Media was formed by InterMedia Partners, L.P. to acquire Thomas Nelson in the merger.

     The reportable person tendered all shares of TNM at the offer price of $29.85 per share as part of the transaction. This transaction has previously been reported on the Form 4 filed June 14, 2006. The filing of this Form 13-D concludes his reporting requirements with respect to the security.

Date:  6/23/2006                      13D                        Page 7 of 8
==============================================================================

Item 5.  Interests in Securities of the Issuer.

         (a) Sam Z. Moore beneficially owns - 0 - shares and 0% of the Common Stock of the Issuer and - 0 - shares and 0% of the Class B shares of the Issuer.

         (b) Sam Z. Moore has aggregate beneficial ownership of the following number of shares with:

             Common Stock:
             -------------
             Sole Voting Power:         - 0 - shares of Common Stock
             Shared Voting Power:       - 0 - shares of Common Stock
             Sole Dispositive Power: - 0 - shares of Common Stock Shared Dispositive Power: - 0 - shares of Common Stock

             Class B Common Stock:
             ---------------------
             Sole Voting Power:         - 0 - shares of Class B Common Stock
             Shared Voting Power:       - 0 - shares of Class B Common Stock
             Sole Dispositive Power: - 0 - shares of Class B Common Stock Shared Dispositive Power: - 0 - shares of Class B Common Stock


     Shared Voting Power: Mr. Moore shares no voting power with respect to shares of Common Stock or Class B Common Stock with Peggy Moore, his spouse.

     Shared Dispositive Power: Mr. Moore shares no dispositive power with respect to shares of Common Stock or Class B Common Stock with Peggy Moore, his spouse.

     (c)     N/A

     (d)     N/A

     (e)     N/A


Item 6. Contracts, Arrangements, Understandings or Relations With Respect To Securities of the Issuer.

             N/A

Item 7.  Material to Be Filed as Exhibits.

             N/A

Date:  6/23/2006                    13D                          Page 8 of 8
==============================================================================


                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ Les Hottovy
                                             -----------------
                                             Les Hottovy
                                             Power of Attorney
                                             for Sam Z. Moore

Dated:  June 23, 2006
       ------------------